APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Manaia Collective, LLC
Balance Sheet - unaudited
For the period ended 12-31-21

	Current Period	
	31-Dec-21	
ASSETS		
Current Assets:		$245,490.98
Cash	$	245,490.98
Petty Cash		-
Accounts Receivables		-
Total Current Assets		245,490.98
Fixed Assets:		
Land		-
Buildings		-
Total Fixed Assets		-
Other Assets:		
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	**245,490.98**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	382,489.81
Business Credit Cards		
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		382,489.81
Long-Term Liabilities:		
Notes Payable		150,000.00
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		150,000.00

EQUITY

Loan equity

Capital Stock/Partner's Equity	$	**(286,998.83)**
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		(286,998.83)
TOTAL LIABILITIES & EQUITY	$	**245,490.98**
Balance Sheet Check		(0.00)

I, Howard Hanna, certify that:

1. The financial statements of Manaia Collective included in this Form are true and complete in all material respects; and
2. The tax return information of Manaia Collective has not been included in this Form as Manaia Collective was formed on 05/13/2021 and has not filed a tax return to date.

Signature _____

Name: Howard Hanna

Title: manager, Manaia Collective LLC